UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                  Knoll, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  498904200
                                (CUSIP Number)

                              December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 498904200


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person

             Praesidium Investment Management Company, LLC
	     20-0302413

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power: 3,220,604
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power: 3,439,196
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,439,196

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     7.20%

       12.   Type of Reporting Person

	     PN/IA


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                               CUSIP No. 498904200


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person

             Peter Uddo

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       		 5.  Sole Voting Power: 3,220,604
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  3,439,196
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,439,196

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     7.20%

       12.   Type of Reporting Person

	     IN


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                               CUSIP No. 498904200


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person

             Kevin Oram

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       		 5.  Sole Voting Power: 3,220,604
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  3,439,196
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,439,196

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     7.20%

       12.   Type of Reporting Person

	     IN


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			SCHEDULE 13G

This Schedule 13G (this "Schedule 13G") is being filed on behalf of Praesidium Investment Management Company, LLC, a Delaware limited liability company (the "Management Company"), Peter Uddo and Kevin Oram (collectively, the "Reporting Persons"). Each of Mr. Uddo and Mr. Oram serve as a principal of the Management Company. The Management Company serves as an adviser to certain private investment funds and managed accounts (the "Funds"). This Schedule 13G relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Knoll, Inc., a Delaware corporation (the "Issuer") held by the Funds.

Item 1. (a)  Name of Issuer: Knoll, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

	     1235 Water Street
	     East Greenville, PA 18041

Item 2. (a)  Name of Person Filing:

	     (i)   Praesidium Investment Management Company
	           ("Management Company")
	     (ii)  Peter Uddo
	     (iii) Kevin Oram

        (b)  Address of Principal Business Offices:

	     For all Reporting Persons:
	     747 Third Avenue
	     New York, NY 10017

        (c)  Citizenship:

	     (i) The Management Company is a Delaware limited liability company.
	     (ii)  Peter Uddo is a United States citizen.
	     (iii) Kevin Oram is a United States citizen.

        (d)  Title of Class of Securities

             Common stock

        (e)  CUSIP Number: 498904200

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [ ] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.  Ownership


	(a)  The Reporting Persons may be deemed the beneficial owners of 3,439,196
	     shares of Common Stock held by the Funds.

  	(b) The Reporting Persons may be deemed the beneficial owners of 7.20% of the outstanding shares of Common Stock. The percentage is determined by dividing 3,439,196 by 47,747,583, which is the number of shares of Common Stock outstanding as of November 4, 2011, as disclosed by the Issuer on its Form 10-Q filed on November 9, 2011.

  	(c) The Reporting Persons have the sole power to vote 3,220,604 shares of the Common Stock beneficially owned and the sole power to dispose of 3,439,196 shares of Common Stock beneficially owned.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits Exhibit 99.1

Joint Filing Agreement, dated February 14, 2012, by and among the Reporting Persons.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2012
                                       Praesidium Investment Management
				       Company, LLC

                                       By: /s/ Peter Uddo
                                       --------------------------
                                       Name: Peter Uddo
                                       Title: Managing Member

				       By: /s/ Peter Uddo
                                       --------------------------
                                       Name: Peter Uddo

				       By: /s/ Kevin Oram
                                       --------------------------
                                       Name: Kevin Oram

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				     EXHIBIT 99.1

                                JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Knoll, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2012.

                                       Praesidium Investment Management
	   		   	       Company, LLC

                                       By: /s/ Peter Uddo
                                       --------------------------
                                       Name: Peter Uddo
                                       Title: Managing Member

				       By: /s/ Peter Uddo
                                       --------------------------
                                       Name: Peter Uddo

				       By: /s/ Kevin Oram
                                       --------------------------
                                       Name: Kevin Oram

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